Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Chrysler Group LLC:

We consent to the use of our report dated November 3, 2010, with respect to the consolidated balance sheets of Old Carco LLC and subsidiaries (the Company), formerly known as Chrysler LLC, as of June 9, 2009 and December 31, 2008, and the related consolidated statements of operations, member’s deficit, and cash flows for the period from January 1, 2009 through June 9, 2009 and the year ended December 31, 2008, and related financial statement schedule, included in the Registration Statement of Chrysler Group LLC and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated November 3, 2010 contains an explanatory paragraph that states that the Company filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code on April 30, 2009. Further, on June 10, 2009, Chrysler Group LLC acquired the principal operating assets and assumed certain liabilities of the Company. These conditions and events raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements and financial statement schedule do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KMPG LLP

Detroit, Michigan

December 20, 2011